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10029730

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs — 212-888-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BONNIE J SACHS
Notary Public - State of New York
NO. 01SA5020353
Qualified in Nassau County
My Commission Expires 11/13/13

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gilford Securities Incorporated and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gilford Securities Incorporated and Subsidiaries (the "Company") as of December 31, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gilford Securities Incorporated and Subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the consolidated statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new accounting guidance with respect to fair value measurements related to non-financial assets and liabilities.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

GILFORD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 230,828
Cash held at clearing broker-dealer, net	5,617,977
Commissions receivable	661,672
Securities owned, at fair market value	652,225
Income taxes receivable	31,558
Property and equipment, net	271,341
Security deposits	219,253
Other assets	92,500
Deferred tax asset	115,952
TOTAL ASSETS	$ 7,893,306

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 2,332,500
Accrued income taxes	182,268
Total liabilities	2,514,768
Commitments and contingencies (Notes 4 and 7)	
Shareholders' equity:	
Common stock - $.005 par value; 50,000 shares authorized, 6,325 shares issued and outstanding	32
Additional paid-in capital	2,351,983
Retained earnings	3,026,523
Total shareholders' equity	5,378,538
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,893,306

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION

Gilford Securities Incorporated and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on September 24, 1979. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears their securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. The Company also conducts underwriting and corporate finance activities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the financial condition of Gilford Securities Incorporated, Gilford Financial Corporation, and Gilford Insurance Agency Incorporated. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the consolidated statement of financial condition and accompanying notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (continued)

On January 1, 2009, the Company adopted new accounting guidance found in FASB ASC 820, *Fair Value Measurements and Disclosures*, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's consolidated statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, statement of financial condition classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's consolidated statement of financial condition.

Fair Value Measurements

FASB ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placement offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for reserves for anticipated expenses and for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on a accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events.* This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the consolidated statement of financial condition but before consolidated statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the consolidated statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the consolidated statement of financial condition in its consolidated statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the consolidated statement of financial condition.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the consolidated statement of financial condition was available to be issued on February 25, 2010.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$ 650,962
Leasehold improvements	228,854
	879,816
Less: accumulated depreciation	(608,475)
Property and equipment, net	$ 271,341

NOTE 4. CONTINGENCIES

The Company is subject to various regulatory and legal proceedings arising during the ordinary course of operations. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated statement of financial condition.

NOTE 5. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $4,185,989, which exceeds the Company's minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.60 to 1 as of December 31, 2009.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company and other entities affiliated with certain principal shareholders of the Company share office space, personnel and other administrative expenses. Substantially all of these expenses are borne by the Company.

Included in other assets at December 31, 2009, the Company had two loans from employees outstanding which totaled $30,000 with an annual interest rate of 6%.

NOTE 8. LEASE COMMITMENTS

The Company leases their main office and other sales offices under non-cancelable leases expiring through December 2016. At December 31, 2009, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2010	$ 827,154
2011	792,853
2012	686,866
2013	691,732
2014	696,746
Thereafter	868,903
	$ 4,564,254

NOTE 9. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2009.

The Company is primarily self-insured, up to certain limits, for employee group health claims. Operations are charged (1) with the cost of claims reported and (2) an estimate of claims incurred but not reported. A liability for unpaid claims, including incurred-but-not-reported losses, is determined by management and is reflected in the consolidated statement of financial condition as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and their clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by their customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors their customer activity by reviewing information it receives from their clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 11. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 12. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholder agreement, in the event of a shareholder's termination of employment with the Company or the death of a shareholder, for a period of 60 days the Company may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the shareholder's equity per share, as defined in the agreement. If the Company elects not to purchase the shares, then for a period of 30 days an affiliate has the same rights with respect to the shares. If neither the Company nor the affiliate elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date the Company obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to the Company, to require the Company to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2009, the Company purchased 2,150 shares of common stock from shareholders for total consideration paid of approximately $1,729,360.

In addition, during 2009 the Company sold and issued 160 shares of common stock for total proceeds of approximately $134,504.

During 2009, the Company paid to their shareholders cash dividends of $1,194,000.

NOTE 13. FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ 340,290	$ -	$ -	$ 340,290
Not readily marketable securities	-	311,935	-	311,935
Total	$ 340,290	$ 311,935	$ -	$ 652,225

NOTE 14. SUBSEQUENT EVENTS

During January 2010, a shareholder advanced $900,000 to the Company. The loan is unsecured and subordinated to the claims of other creditors. In addition, the loan bears interest at a rate of 10% per annum and matures on December 31, 2014. The Company's application to FINRA for approval as a subordinated borrowing is pending.